EXHIBIT 99.7

                          ALPINE CAPITAL PARTNERS, INC.
                                      * * *
            570 Lexington Avenue * 32nd Floor * New York, N.Y. 10022
                      Phone 212-271-3947 * Fax 212-271-5586


September 25, 2002

VIA FACSIMILE (201) 541-7814
Mr. Mark Oppenheimer
President & CEO
Crystallex International
700 West Pender Street, Suite 902
Vancouver, BC V6C1, Canada

Dear Mark,

In connection with the "Financing" between Crystallex International, (the Company) and Millennium Partners (Riverview Funds), you agree to pay Alpine a Advisory Fee in an amount equal to 5% of the Gross Proceeds provided by Millennium. The Fee is due in full, at the time of funding, and will be sent via wire transfer to a Business Banking account of Alpine.

Additionally upon completion of the Financing, the Company will issue to Alpine 200,000 warrants. The warrants will carry the same terms, pricing, registration requirements etc, as in the warrants issued to the Investors.

The Company agrees that Alpine, and any of its directors, officers, employees and/or affiliates will be indemnified, exculpated, and held harmless by the Company from any claims, liabilities, damages or expenses arising out of any action, proceeding or investigation regarding the Financing unless such claims, liabilities, damages, or expenses resulted from Alpines, or it's directors, officers, or employees and/or affiliates gross negligence, recklessness, bad faith or willful misconduct.

Mark, Its been great working with you. I look forward to completing the proposed transaction and continuing a long term relationship with you and the company.

Sincerely,

Alpine Capital Partners, Inc.

By: /s/ Evan Bines
    -------------------------
Name:  Evan Bines
Title: President

Agreed and accepted this 25th day of Sept., 2002
                         ----        -----

Crystallex International

By:  /s/ Daniel R. Ross
     ------------------------
Name:  Daniel R. Ross
Title: Executive Vice President